
02026118

PEAPACK-GLADSTONE
FINANCIAL CORPORATION



2001 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

SELECTED YEAR-END DATA:	2001	2000	1999
NET INCOME	$ 8,924	$ 7,708	$ 7,189
TOTAL ASSETS	704,773	567,032	497,535
TOTAL DEPOSITS	630,903	508,879	444,088
TOTAL SECURITIES	221,342	153,525	162,996
TOTAL LOANS	416,933	344,299	287,933
STOCKHOLDERS' EQUITY	63,085	55,156	47,575
TRUST DEPARTMENT ASSETS (BOOK VALUE)	766,928	709,732	651,469
FINANCIAL RATIOS:			
RETURN ON AVERAGE ASSETS	1.42%	1.47%	1.48%
RETURN ON AVERAGE EQUITY	15.03	15.30	15.67
CAPITAL LEVERAGE RATIO	9.84	10.49	10.02
RISK BASED CAPITAL:			
TIER I	18.76	20.80	26.55
TOTAL	19.98	22.10	28.16
PER SHARE:			
EARNINGS - BASIC	$ 2.68	$ 2.32	$ 2.17
EARNINGS - DILUTED	2.64	2.27	2.11
BOOK VALUE	18.96	16.61	14.36



NET INCOME
IN MILLIONS
.90
$6.03
$7.19
$7.71
$8.92
7
'98
'99
'00
'01



TOTAL ASSETS
IN MILLIONS
$443
$481
$498
$567
$705
'97
'98
'99
'00
'01



DEPOSITS
IN MILLIONS
$401
$431
$444
$509
$631
'97
'98
'99
'00
'01



EQUITY CAPITAL
IN MILLIONS
$39.4
$44.5
$47.6
$55.2
$63.1
'97
'98
'99
'00
'01

DEAR SHAREHOLDERS AND FRIENDS


PEAPACK GLADSTONE BANK
FOUNDED 1921

In writing this letter for our 2001 Annual Report it was immediately obvious that events in the world are intertwined even with the business of your Community Bank. September 11, 2001 focuses us all on a year of great highs and terrible lows. Peapack-Gladstone Financial Corporation posted tremendous results in 2001 and we are concentrating on moving forward in a world with changing rules.

There is no question that our economy was slowing prior to the attacks and that the decline steepened after it. We felt fear for the first time in a long while and confidence in the economy, of course, suffered. The immediate reaction to the fear was a coming together with patriotism and resolve to rid the world of some of its dangers. I doubt we have felt this strength since World War II. The confidence issue will take a little longer. It involves business orders, layoffs and corporate earnings. I'm sure we can all agree that it is a matter of "when and not if" our economy improves because Americans are at their best during adversity. We are very confident in that.

Our local economy has remained surprisingly strong. Low interest rates have helped to maintain an already active real estate market. Businesses have seen borrowing costs decline significantly, helping to offset the effects of lower sales. Charge-offs and non-performing loans in our various loan portfolios are at an all time low. We consider this a very good indicator for our market area and Bank.

One of the great highs of 2001 was the performance of your Bank. Earnings increased 15.8% to $8,924,000, a record for the Corporation. Even more encouraging was that fourth quarter earnings were $2,406,000, a 34.8% increase over the same period last year. These numbers translate to a 1.41% Return on Average Assets and 15.38% Return on Average Equity. These results are strong in any market.

Details of the financials are laid out in the Management Discussion and Analysis section of this report, however, I would like to point out a few other highlights. Total assets were $705,000,000 at the end of the year, an increase of $138,000,000 or 24%. Loans grew over 21% or $73,000,000 to $416,933,000 at the end of the year. As our markets widen, we continue to attract wonderful new customers who bring solid credit needs with them. Three additional new business-calling officers joined the Bank during the year. They help us get the word out and the business in.

Speaking of new markets, we are very pleased with our start in Hillsborough. The Grand Opening for our new office took place in April of last year and since then we have many new customers with deposits in excess of $17,000,000. As we build our base in that area this branch will be a significant profit center for the Bank.

I would also like to report to you that we opened our new Clinton Branch on January 2, 2002. Progress and new business to date have far exceeded our expectations.

PGB Trust & Investments also reported a very strong 2001. We have found that in a difficult market environment many new and existing clients are looking for more help and advice in managing their assets. In markets like this, assets have to work harder, more opportunities need to be found and more pitfalls need to be avoided in order that financial goals are reached. Market value of assets managed in PGB Trust & Investments now exceeds $1,050,000,000, producing in excess of $4,000,000 in fees to the Bank.

During the course of the year, we issued new Peapack-Gladstone Bank Visa Check Cards to our customers. This has proven to be a very popular new service.

Also during 2001, we began offering PGB NetAccess to customers. This is a fully integrated Internet banking and bill paying service. Our many customers who are using the service absolutely love it as it gives them access to their accounts 24 hours a day from virtually anywhere in the world. As time goes on, we believe this will become an increasingly important access point to all our Bank services.

Your Officers and Staff are very proud of the financial and operating results during the past year. We think our five consecutive years of record earnings and ten consecutive years of dividend growth should continue to attract investor interest in Peapack-Gladstone Financial Corporation stock (Amex — PGC).

As previously reported, some of the most important changes that occurred during the year were brought about when Mr. T. Leonard Hill decided to step back as active Chairman and was elected Chairman Emeritus and active Board member as of January 1, 2002. Since 1944, Mr. Hill has served and will continue to serve, our Board, Shareholders and Customers. To put that in perspective, in 1944 we had one office and the total assets of the Bank were $2,400,000.

When Mr. Hill became Chairman in 1989 the Bank had grown to seven locations with $129,000,000 in assets and a Trust Department with about $80,000,000 in assets. Compare that to today's $700,000,000 in the Bank and over $1,000,000,000 in PGB Trust & Investments and there is much for which Mr. Hill can be proud. With the exception of the $70,000,000 in assets acquired with our purchase of Chatham Savings Bank in 2000, all of our growth has been by word of mouth and internally generated. Measured growth and outstanding customer service is the business model we understand.

With typical foresight, Mr. Hill recognized that succession is a very important part of business. He moved along the senior management team that has been such an important part of past successes and future planning. Effective with the new year, Frank A. Kissel was elected Chairman & CEO, Robert M. Rogers, President & COO, Craig C. Spengeman, President & Chief Investment Officer of PGB Trust & Investments, and Arthur F. Birmingham, Executive Vice President & CFO.

I would like to quote from a letter that I sent to Mr. Hill while we were planning these changes.

"You and your family are rightfully proud of Peapack-Gladstone Bank. Your stewardship has enabled us to continue as a community organization. We have helped countless families and businesses and by so doing have played an important role in the evolution of the towns we do business in. Thankfully, our long-term investors have been rewarded for their confidence and support.

"You have put us in the position where we have a business formula that works and a vision for the future that is clearer now than perhaps at any time in our past.

"If we are correct, our investors will continue to prosper. Our growing list of customers will have the modern financial services they want and need. Our employees will work for a company that is energized and moving from strength to strength. This is certainly a formula for success."

Mr. Hill's fellow shareholders, customers and employees thank him for his fabulous leadership. We are all very pleased that he is moving just one chair to the left at the Board table.

Our Directors and Staff also want to thank our Shareholders for their continuing support. Our doors are always open for questions, ideas and new banking opportunities. Please stop in.



Frank A. Kissel
CHAIRMAN & CEO



Robert M. Rogers
PRESIDENT & COO

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW: The following discussion and analysis is intended to provide information about the financial condition and results of operations of Peapack-Gladstone Financial Corporation and its subsidiaries on a consolidated basis and should be read in conjunction with the consolidated Financial Statements and the related notes and supplemental financial information appearing elsewhere in this report. All share and per share amounts within this discussion have been restated to reflect the 10% and 5% stock dividends issued in 2001 and 2000, respectively.

Peapack-Gladstone Financial Corporation (the "Corporation"), formed in 1997, is the parent holding company for The Peapack-Gladstone Bank, formed in 1921, a commercial bank operating fifteen branches in Somerset, Hunterdon and Morris counties. An additional branch in Clinton, Hunterdon County opened during the first quarter of 2002.

During 2001, the cash dividend rate was increased to $0.15 per share. This new rate, coupled with the 10% stock dividend paid on November 1, 2001, effectively raised the cash dividend rate by 18% over the previous rate of $0.14 per share.

On January 7, 2000, the Corporation completed its merger with Chatham Savings, FSB. Under terms of the merger agreement, each outstanding share of Chatham common stock was exchanged for 2.522 shares of Corporation common stock. As a result, a total of 353,118 shares of Corporation common stock were exchanged. This merger added branches in Chatham Borough and Chatham Township. Merger-related charges incurred amounted to $500 thousand and were expensed in the first quarter of 2000. On an after tax basis, these charges totaled $423 thousand or $0.12 per diluted share.

Peapack-Gladstone Financial Corporation's common stock trades on the American Stock Exchange under the symbol "PGC".

EARNINGS SUMMARY: For the year ended December 31, 2001 the Corporation's net income increased 16% to a record $8.92 million compared to $7.71 million earned in 2000. Earnings per diluted share were $2.64 as compared to $2.27 in 2000, an increase of 16%. Earnings in 2000 include a $423 thousand, net of tax, or $0.12 per diluted merger-related charge recorded in connection with the first quarter of 2000 acquisition of Chatham Savings, FSB.


RETURN ON
AVERAGE EQUITY
IN PERCENT
13.11
14.21
15.67
15.30
15.03
'97
'98
'99
'00
'01


RETURN ON
AVERAGE ASSETS
IN PERCENT
1.16
1.33
1.48
1.47
1.42
'97
'98
'99
'00
'01

These results produced a return on average assets of 1.42% as compared to 1.47% in 2000 and a return on average stockholders' equity of 15.03% as compared to 15.30% in 2000.

The increase in net income for 2001 was primarily due to higher net interest income, Trust fees, and other income, offset in part by higher other expenses and taxes. The Corporation in 2001 experienced strong growth in assets and deposits and the higher level of income and expense reflect these growth patterns.

NET INTEREST INCOME: Net interest income, the primary source of the Corporation's operating income, is the difference between interest and dividends earned on earning assets and fees earned on loans, and interest paid on interest-bearing liabilities. Earning assets include loans to individuals and businesses, investment securities, interest-earning deposits and federal funds sold. Interest-bearing liabilities include interest-bearing checking, savings and time deposits, Federal Home Loan Bank advances and other borrowings. Net interest income is determined by the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities ("Net Interest Spread") and the relative amounts of earning assets and interest-bearing liabilities. The Corporation's net interest spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows and general levels of non-performing assets.


NET INTEREST INCOME
IN MILLIONS
$17.5
$19.1
$21.2
$23.1
$25.0
'97
'98
'99
'00
'01

Net interest income (on a tax-equivalent basis) totaled $25.5 million for 2001, an increase of 9% or $2.1 million over the $23.4 million recorded in 2000. The increase was primarily due to a $101.2 million or 21% increase in average earning assets, offset in part by lower rates earned on earning assets, which declined to 6.89% from 7.28% earned in 2000, and higher interest expense which increased $3.0 million or 24% over the levels recorded in 2000. The increase in interest expense was primarily due to a $87.1 million increase in interest-bearing deposits while the rate paid on interest-bearing deposits was unchanged at 3.35%. Another factor in the growth of net interest income was higher average noninterest-bearing demand deposits which increased $7.2 million or 8% on average during 2001 as compared to 2000. The net interest margin in 2001 declined to 4.28% from 4.74% in 2000.

Interest income on earning assets (on a tax-equivalent basis) increased $5.0 million or 14% to $40.9 million. This increase was primarily due to higher average loans, up $63.4 million or 20%, and higher average investment securities, interest-earning deposits and federal funds sold which grew $37.8 million or 22% over 2000 levels. Partially offsetting the growth in average earning assets were lower yields on earning assets. The average yield on the loan portfolio was 7.45% for 2001 as compared to 7.74% in 2000. Rates earned on investment securities declined to 6.15% from 6.44% in 2000, and rates on the shorter term investments of federal funds sold and interest-earning deposits declined 169 and 248 basis points, respectively.

The increase in interest expense was primarily due to higher average balances of tiered money market accounts and certificates of deposits. Tiered money market accounts, introduced during the fourth quarter of 2000, grew $42.4 million on average while the average interest rate paid on this product declined to 3.60% from 5.78% in 2000.

Certificates of deposit grew $41.1 million or 28% on average as the average interest rate paid declined to 5.29% from 5.49% in 2000, reflecting overall declining market interest rates.

LOANS: The loan portfolio represents the Corporation's largest earning asset and is a significant source of interest and fee income. Loan originations are a strong indication of the Corporation's willingness to serve its customers by helping them reach their financial goals.

Total loans increased $72.6 million or 21% from 2000 levels. This growth was focused primarily in the real estate sector, as 1-4 family residential loans secured by first liens increased $35.7 million or 17% and commercial and construction loans secured by real estate increased $33.0 million or 51%. This strong growth is primarily due to loan originations within our market area to customers seeking residential mortgages and commercial mortgages on their business property. Total loans at year-end were $416.9 million, as compared to $344.3 million at December 31, 2000.

The yield on total loans averaged 7.45% for 2001, a 29 basis point decline from the 7.74% average yield earned in 2000. The average yield on the mortgage portfolio declined in 2001 to 7.31% from 7.36% in 2000. The decline in yields earned in 2001 reflects the overall decline in market interest rates as the Federal Reserve lowered interest rates on numerous occasions.

THE FOLLOWING TABLE PRESENTS AN ANALYSIS OF OUTSTANDING LOANS AS OF DECEMBER 31,

(IN THOUSANDS)	2001	2000	1999	1998	1997
REAL ESTATE—MORTGAGE					
1-4 FAMILY RESIDENTIAL					
FIRST LIENS	**$ 246,197**	$ 210,547	$ 168,979	$ 153,372	$ 110,903
JUNIOR LIENS	**22,903**	25,017	21,263	12,840	14,107
HOME EQUITY	**18,120**	15,633	14,488	12,278	12,494
REAL ESTATE—COMMERCIAL	**91,129**	62,161	55,747	40,152	31,090
REAL ESTATE—CONSTRUCTION	**6,418**	2,297	1,153	1,946	4,213
COMMERCIAL LOANS	**15,855**	13,019	12,541	11,594	11,635
CONSUMER LOANS	**11,237**	14,084	12,413	12,959	13,741
OTHER LOANS	**5,074**	1,541	1,349	663	896
TOTAL LOANS	**$ 416,933**	$ 344,299	$ 287,933	$ 245,804	$ 199,079

INVESTMENT SECURITIES: Investment securities are those securities that the Corporation has both the ability and intent to hold to maturity. These securities are carried at amortized cost. The portfolio consists primarily of U.S. government agencies, municipal obligations, mortgage-backed securities and other securities. The Corporation's investment securities amounted to $48.7 million at December 31, 2001, compared with $69.6 million at December 31, 2000.

THE FOLLOWING TABLE PRESENTS THE CONTRACTUAL MATURITIES AND YIELDS OF INVESTMENT SECURITIES AT AMORTIZED COST, AS OF DECEMBER 31, 2001:

(IN THOUSANDS)	WITHIN 1 YEAR	AFTER 1 BUT WITHIN 5 YEARS	AFTER 5 BUT WITHIN 10 YEARS	AFTER 10 YEARS	TOTAL
U.S. TREASURY	$ 3,000	$ —	$ —	$ —	$ 3,000
	6.350%	—	—	—	6.350%
U.S. GOVERNMENT AGENCIES	4,999	11,968	4,641	—	21,608
	6.162%	6.746%	7.311%	—	6.732%
MORTGAGE-BACKED SECURITIES	—	—	—	9,262	9,262
	—	—	—	5.044%	5.044%
STATE AND POLITICAL SUBDIVISIONS	1,689	7,231	523	449	9,892
	4.423%	6.515%	6.736%	8.909%	6.278%
OTHER DEBT SECURITIES	1,503	3,457	—	—	4,960
	5.391%	6.788%	—	—	6.365%
TOTAL	$11,191	$22,656	$5,164	$9,711	$48,722
	5.846%	6.679%	7.253%	5.222%	6.258%

SECURITIES AVAILABLE FOR SALE: Securities available for sale are used as a part of the Corporation's interest rate risk management strategy, and they may be sold in response to changes in interest rates, liquidity needs and other factors. These securities are carried at estimated fair value, and unrealized changes in fair value are recognized as a separate component of stockholders' equity, net of income taxes. Realized gains and losses are recognized in income at the time the securities are sold.

At December 31, 2001, the Corporation had securities available for sale with a market value of $172.6 million, compared with $84.0 million at December 31, 2000. A $655 thousand unrealized gain and $476 thousand unrealized loss (net of income tax) was included in stockholders' equity at December 31, 2001 and December 31, 2000, respectively.

THE FOLLOWING TABLE PRESENTS THE CONTRACTUAL MATURITIES OF DEBT SECURITIES AVAILABLE FOR SALE, STATED AT MARKET VALUE, AS OF DECEMBER 31, 2001:

(IN THOUSANDS)	WITHIN 1 YEAR	AFTER 1 BUT WITHIN 5 YEARS	AFTER 5 BUT WITHIN 10 YEARS	AFTER 10 YEARS	TOTAL
U.S. TREASURY	$1,030	$ —	$ —	$ —	$ 1,030
	6.434%	—	—	—	6.434%
U.S. GOVERNMENT AGENCIES	306	48,663	61,011	1,985	111,965
	7.250%	5.136%	5.746%	4.902%	5.471%
MORTGAGE-BACKED SECURITIES	—	11,516	6,904	13,565	31,985
	—	5.350%	5.455%	5.634%	5.494%
STATE AND POLITICAL SUBDIVISIONS	—	652	5,003	2,180	7,835
	—	4.908%	5.737%	6.136%	5.779%
OTHER DEBT SECURITIES	2,112	6,232	—	11,461	19,805
	4.727%	6.100%	—	5.416%	5.559%
TOTAL	$3,448	$67,063	$72,918	$29,191	$172,620
	5.472%	5.259%	5.717%	5.537%	5.505%

Federal funds sold and interest-earning deposits are an integral part of the Corporation's investment and liquidity strategies. The combined average balance of these vehicles during 2001 was $37.6 million as compared to $17.8 million in 2000.

DEPOSITS: Total deposits increased $122.0 million or 24% to $630.9 million at December 31, 2001, compared to $508.9 million at December 31, 2000. Our strategy to fund earning asset growth with core deposits was an important factor for growth in net interest income. Marketing and sales efforts contributed to a $40.5 million increase in tiered money market accounts and $60.4 million in certificates of deposits. Total average deposits increased $94.3 million or 20% over 2000 levels.

THE FOLLOWING TABLE SETS FORTH INFORMATION CONCERNING THE COMPOSITION OF THE CORPORATION'S AVERAGE DEPOSIT BASE AND AVERAGE INTEREST RATES PAID FOR THE FOLLOWING YEARS:

	2001		2000		1999	
(IN THOUSANDS)	**$**	%	$	%	$	%
NONINTEREST-BEARING DEMAND	**$102,852**	—	$ 95,621	—	$ 87,550	—
CHECKING	**100,734**	0.84	97,025	1.08	93,368	1.13
SAVINGS	**77,207**	**1.95**	80,837	2.06	83,122	2.05
MONEY MARKETS	**49,869**	**3.04**	46,276	3.43	34,670	2.38
TIERED MONEY MARKETS	**44,785**	**3.60**	2,422	5.78	—	—
CERTIFICATES OF DEPOSIT	**188,187**	**5.29**	147,076	5.49	140,743	4.80
TOTAL DEPOSITS	**$563,634**		$469,257		$439,453	

Certificates of deposit over $100,000 are generally purchased by local municipal governments or individuals for periods one year or less. These factors translate into a stable customer oriented cost-effective funding source.

THE FOLLOWING TABLE SHOWS REMAINING MATURITY FOR CERTIFICATES OF DEPOSIT OVER $100,000 AS OF DECEMBER 31, 2001 (IN THOUSANDS):

THREE MONTHS OR LESS	**$37,172**
OVER THREE MONTHS THROUGH TWELVE MONTHS	**18,778**
OVER TWELVE MONTHS	**3,950**
TOTAL	**$59,900**

FEDERAL HOME LOAN BANK ADVANCES: At December 31, 2001, Federal Home Loan Bank ("FHLB") advances totaled $5.0 million as compared to none at December 31, 2000. The Corporation considers FHLB advances an added source of funding, and accordingly, executes transactions from time to time to meet its funding requirements. The FHLB advances outstanding at December 31, 2001 have varying terms and interest rates.

THE FOLLOWING TABLE COMPARES THE AVERAGE BALANCE SHEET, NET INTEREST SPREADS AND NET INTEREST MARGINS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999 (FULLY TAX-EQUIVALENT - FTE):

	Year Ended December 31, 2001		
(In thousands, except yield information)	Average Balance	Income/ Expense (FTE)	Yield (FTE)
ASSETS:			
Interest-Earning Assets:			
Investments:			
Taxable	$160,191	$ 9,668	6.04%
Tax-Exempt	13,944	1,037	7.43%
Loans	382,430	28,476	7.45%
Federal Funds Sold	24,660	1,143	4.64%
Interest-Earning Deposits	12,955	612	4.72%
Total Interest-Earning Assets	594,180	40,936	6.89%
Noninterest-Earning Assets:			
Cash and Due from Banks	15,655		
Allowance for Loan Losses	(3,682)		
Premises and Equipment	12,448		
Other Assets	10,232		
Total Noninterest-Earning Assets	34,653		
Total Assets	$628,833		
LIABILITIES AND STOCKHOLDERS' EQUITY:			
Interest-Bearing Deposits:			
Checking	$100,734	$ 849	0.84%
Money Markets	49,869	1,514	3.04%
Tiered Money Markets	44,785	1,611	3.60%
Savings	77,207	1,506	1.95%
Certificates of Deposit	188,187	9,949	5.29%
Total Interest-Bearing Deposits	460,782	15,429	3.35%
Long-Term Debt	1,633	57	3.49%
Total Interest-Bearing Liabilities	462,415	15,486	3.35%
Noninterest-Bearing Liabilities:			
Demand Deposits	102,852		
Accrued Expenses and Other Liabilities	4,193		
Total Noninterest-Bearing Liabilities	107,045		
Stockholders' Equity	59,373		
Total Liabilities and Stockholders' Equity	$628,833		
Net Interest Income		$25,450	
Net Interest Spread			3.54%
Net Interest Margin			4.28%

1. Average loan balances include non-accrual and restructured loans.
2. The tax-equivalent adjustment was computed based on a federal tax rate of 34%.
3. Investments consist of investment securities and securities available for sale at amortized cost.

Year Ended December 31, 2000			Year Ended December 31, 1999		
Average Balance	Income/ Expense (FTE)	Yield (FTE)	Average Balance	Income/ Expense (FTE)	Yield (FTE)
$ 143,600	$ 9,097	6.33%	$ 164,420	$ 9,456	5.75%
12,585	957	7.60%	12,260	1,038	8.47%
319,033	24,683	7.74%	261,191	20,029	7.67%
16,977	1,092	6.33%	25,182	1,477	5.87%
833	61	7.20%	—	—	—
493,028	35,890	7.28%	463,053	32,000	6.91%
15,222			12,570		
(3,135)			(2,653)		
11,267			9,729		
6,786			4,070		
30,140			23,716		
$ 523,168			$ 486,769		
$ 97,025	$ 1,048	1.08%	$ 93,368	$ 1,058	1.13%
46,276	1,589	3.43%	34,670	1,095	3.16%
2,422	140	5.78%	—	—	—
80,837	1,662	2.06%	83,122	1,977	2.38%
147,076	8,070	5.49%	140,743	6,211	4.41%
373,636	12,509	3.35%	351,903	10,341	2.94%
—	—	—	—	—	—
373,636	12,509	3.35%	351,903	10,341	2.94%
95,621			87,550		
3,531			4,181		
99,152			91,731		
50,380			43,135		
$ 523,168			$ 486,769		
	$23,381			$ 21,659	
		3.93%			3.97%
		4.74%			4.68%

RATE/VOLUME ANALYSIS (fully tax-equivalent basis):

THE EFFECT OF VOLUME AND RATE CHANGES ON NET INTEREST INCOME FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 ARE SHOWN BELOW:

(IN THOUSANDS)	YEAR ENDED 2001 COMPARED WITH 2000			YEAR ENDED 2000 COMPARED WITH 1999		
	DIFFERENCE DUE TO CHANGE IN:		NET CHANGE IN INCOME/ EXPENSE	DIFFERENCE DUE TO CHANGE IN:		NET CHANGE IN INCOME/ EXPENSE
	VOLUME	RATE		VOLUME	RATE	
ASSETS						
INVESTMENTS	$1,155	$ (504)	$ 651	$(1,217)	$ 777	$ (440)
LOANS	4,905	(1,112)	3,793	4,436	218	4,654
FEDERAL FUNDS SOLD	478	(427)	51	(471)	86	(385)
INTEREST-EARNING DEPOSITS	1,131	(580)	551	61	—	61
TOTAL INTEREST INCOME	$7,669	$(2,623)	$5,046	$ 2,809	$1,081	$3,890
LIABILITIES						
CHECKING	$ 40	$ (239)	$ (199)	$ 41	$ (51)	$ (10)
MONEY MARKETS	123	(198)	(75)	367	127	494
TIERED MONEY MARKETS	2,449	(978)	1,471	140	—	140
SAVINGS	(75)	(81)	(156)	(54)	(261)	(315)
CERTIFICATES OF DEPOSIT	2,256	(377)	1,879	279	1,580	1,859
LONG-TERM DEBT	57	—	57	—	—	—
TOTAL INTEREST EXPENSE	$4,850	$(1,873)	$2,977	$ 773	$1,395	$2,168
NET INTEREST INCOME	$2,819	$ (750)	$2,069	$ 2,036	$ (314)	$1,722

ALLOWANCE FOR LOAN LOSSES AND RELATED PROVISION: The allowance for loan losses was $4.0 million at December 31, 2001 as compared to $3.4 million at December 31, 2000. The allowance for loan losses currently provides 12.3 times the coverage of all non-performing assets. At December 31, 2001, the allowance for loan losses as a percentage of total loans outstanding was 0.96% compared to 1.00% at December 31, 2000 and 1.03% at December 31, 1999.

The provision for loan losses increased $100 thousand, or 20%, to $600 thousand for 2001, compared to $500 thousand for 2000. The provision was based upon management's review and evaluation of the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, general market and economic conditions, detailed analysis of individual loans for which full collectibility may not be assured, and the existence and net realizable value of the collateral and guarantees securing the loans. Although management used the best information available, the level of the allowance for loan losses remains an estimate which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of the Corporation's loans are secured by real estate in the State of New Jersey. Accordingly, the collectibility of a substantial portion of the carrying value of the Corporation's loan portfolio is susceptible to changes in local market conditions and may be adversely affected should real estate values decline or our market area in Central New Jersey area experience an adverse economic shock. Future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions beyond the Corporation's control.

THE FOLLOWING TABLE PRESENTS THE LOAN LOSS EXPERIENCE DURING THE PERIODS ENDED DECEMBER 31,

(IN THOUSANDS)	2001	2000	1999	1998	1997
ALLOWANCE FOR LOAN LOSSES AT BEGINNING OF YEAR	$3,435	$2,962	$2,428	$2,022	$1,721
LOANS CHARGED-OFF DURING THE PERIOD					
REAL ESTATE	42	27	—	—	151
CONSUMER	35	119	70	152	97
COMMERCIAL AND OTHER	15	28	52	35	35
TOTAL LOANS CHARGED-OFF	92	174	122	187	283
RECOVERIES DURING THE PERIOD					
REAL ESTATE	7	75	22	24	105
CONSUMER	65	53	63	12	25
COMMERCIAL AND OTHER	8	19	16	36	9
TOTAL RECOVERIES	80	147	101	72	139
NET CHARGE-OFFS	12	27	21	115	144
PROVISION CHARGED TO EXPENSE	600	500	555	521	445
ALLOWANCE FOR LOAN LOSSES AT END OF YEAR	$4,023	$3,435	$2,962	$2,428	$2,022

THE FOLLOWING TABLE SHOWS THE ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES AND THE PERCENTAGE OF EACH LOAN CATEGORY TO TOTAL LOANS AS OF DECEMBER 31,

(IN THOUSANDS)	2001	% of Loan Category to Total Loans	2000	% of Loan Category to Total Loans	1999	% of Loan Category to Total Loans	1998	% of Loan Category to Total Loans	1997	% of Loan Category to Total Loans
REAL ESTATE	$2,213	92.3	$1,889	91.7	$1,629	90.9	$1,336	89.7	$1,112	86.8
CONSUMER	201	2.7	172	4.1	148	4.3	121	5.3	101	6.9
COMMERCIAL AND OTHER	1,609	5.0	1,374	4.2	1,185	4.8	971	5.0	809	6.3
TOTAL	$4,023	100.0	$3,435	100.0	$2,962	100.0	$2,428	100.0	$2,022	100.0

NON-PERFORMING ASSETS:

THE FOLLOWING TABLE PRESENTS FOR THE YEARS INDICATED THE COMPONENTS OF NON-PERFORMING ASSETS:

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2001	2000	1999	1998	1997
LOANS PAST DUE 90 DAYS OR MORE AND STILL ACCRUING INTEREST	$ 53	$ 75	$ 205	$ 1	$ 104
NON-ACCRUAL LOANS	274	325	386	806	742
TOTAL NON-PERFORMING LOANS	327	400	591	807	846
OTHER REAL ESTATE OWNED	—	—	—	—	340
TOTAL NON-PERFORMING ASSETS	327	400	591	807	1,186
LOAN CHARGE-OFFS	92	174	122	187	283
LOAN RECOVERIES	80	147	101	72	139
NET LOAN CHARGE-OFFS	12	27	21	115	144
ALLOWANCE FOR LOAN LOSSES	$4,023	$3,435	$2,962	$2,428	$2,022

In addition, the Bank had restructured loans of $320 thousand and $325 thousand at December 31, 2001 and 2000, respectively.

RATIOS:	2001	2000	1999	1998	1997
TOTAL NON-PERFORMING LOANS/ TOTAL LOANS	0.08%	0.12%	0.21%	0.33%	0.42%
TOTAL NON-PERFORMING LOANS/ TOTAL ASSETS	0.05%	0.07%	0.12%	0.17%	0.19%
TOTAL NON-PERFORMING ASSETS/ TOTAL ASSETS	0.05%	0.07%	0.12%	0.17%	0.27%
ALLOWANCE FOR LOAN LOSSES/ TOTAL LOANS	0.96%	1.00%	1.03%	0.99%	1.02%
ALLOWANCE FOR LOAN LOSSES/ TOTAL NON-PERFORMING LOANS/	12.3x	8.6x	5.0x	3.0x	2.4x

Interest income of $20 thousand, $22 thousand and $39 thousand would have been recognized during 2001, 2000, and 1999, respectively, if non-accrual loans had been current in accordance with their original terms.

OTHER INCOME: Other income before gains on securities was $6.5 million in 2001, an increase of 12% over 2000 levels. This increase was primarily due to higher trust fees, additions to cash surrender value of Bank Owned Life Insurance, and service charges on deposit accounts, partially offset by a non-recurring gain on the sale of loan servicing recorded in 2000. Trust fees rose $409 thousand or 11% over the levels recorded in 2000. This increase is attributable to increased volume of business as the book value of assets under management increased $57.2 million or 8% over last year's levels. During the third quarter of 2001, the Corporation invested $12 million in Bank Owned Life Insurance (BOLI) to assist in offsetting the rising costs of employee benefits, and accordingly, realized other income of $264 thousand on increased cash surrender value on these policies. For the year ended December 31, 2001, securities gains were $189 thousand as compared to a loss of $200 thousand recorded in 2000.

THE FOLLOWING TABLE PRESENTS THE MAJOR COMPONENTS OF OTHER INCOME:

(IN THOUSANDS)	2001	2000	1999
TRUST DEPARTMENT FEES	**$4,013**	$3,604	$3,002
SERVICE CHARGES ON DEPOSIT ACCOUNTS	**1,410**	1,310	1,265
OTHER FEE INCOME	**345**	299	660
BANK OWNED LIFE INSURANCE	**264**	—	—
OTHER NON-INTEREST INCOME	**248**	221	176
SAFE DEPOSIT RENTAL FEES	**202**	168	176
GAIN ON SALE OF LOAN SERVICING	—	211	—
OTHER INCOME BEFORE GAINS/(LOSSES) ON SECURITIES	**6,482**	5,813	5,279
SECURITIES GAINS/(LOSSES)	**189**	(200)	16
TOTAL OTHER INCOME	**$6,671**	$5,613	$5,295

OTHER EXPENSES: Other expense totaled $17.8 million in 2001, an increase of $1.3 million or 8% compared to $16.5 million in 2000. This increase is commensurate with the growth in the overall level of business activity and the addition of two branch locations.

Salaries and benefits expense, the largest component of other expense, increased 10% to $10.0 million from $9.0 million in 2000. This increase was directly related to increased officer and staff levels and the related fringe benefit costs. The full time equivalent number of employees rose to 180 at December 31, 2001 from 167 a year ago.

Premises and equipment expense increased to $3.6 million from $3.0 million in 2000. This increase was primarily due to higher expenses related to our new branches in Hillsborough and Clinton.

The Corporation strives to operate in an efficient manner and control costs as a means of producing increased earnings and enhancing shareholder value.

THE FOLLOWING TABLE PRESENTS THE MAJOR COMPONENTS OF OTHER EXPENSES:

(IN THOUSANDS)	2001	2000	1999
SALARIES AND BENEFITS	**$ 9,975**	$ 9,041	$ 7,942
PREMISES AND EQUIPMENT	**3,598**	3,035	2,811
ADVERTISING	**568**	499	329
STATIONERY AND SUPPLIES	**490**	393	395
PROFESSIONAL FEES	**369**	248	349
TRUST DEPARTMENT	**368**	379	330
TELEPHONE	**339**	298	294
POSTAGE	**320**	299	234
MERGER-RELATED CHARGES	—	500	—
OTHER EXPENSE	**1,796**	1,828	2,531
TOTAL OTHER EXPENSE	**$17,823**	$16,520	$15,215

INCOME TAXES: Income tax expense for the year ended December 31, 2001 was $4.4 million as compared to $3.9 million in 2000. The effective tax rate for the year ended December 31, 2001 was 32.83% compared to 33.84% for the year ended December 31,

2000. The increased income tax expense in 2001 reflects higher levels of taxable income partially offset by a lower effective tax rate due to increases in tax-exempt income.

RESULTS OF OPERATIONS 2000 COMPARED TO 1999: For the year ended December 31, 2000, net income increased 7% to $7.7 million compared to $7.2 million earned in 1999. Diluted earnings per share increased 8% to $2.27 per share from $2.11 per share earned in 1999. Earnings per diluted share before merger-related charges of $0.12, net of tax, were $2.39 as compared to $2.11 in 1999, an increase of 14%. The increase in net income for 2000 was primarily due to growth in net interest income and Trust fees offset in part by higher other expenses. These results before merger-related charges produced a return on average assets of 1.55% as compared to 1.48% in 1999 and a return on average stockholders' equity of 16.14% as compared to 15.67% in 1999.

Net interest income (on a tax equivalent basis) totaled $23.4 million for 2000, an increase of 8% or $1.7 million over the $21.7 million recorded in 1999. The increase was primarily due to a $30.0 million increase in average earning assets and higher rates earned on interest-earning assets, which increased to 7.28% from 6.91% earned in 1999. Offsetting higher interest income in part was higher interest expense which increased $2.2 million or 21%. This increase was primarily due to a $21.7 million increase in interest-bearing deposits and higher rates paid on interest-bearing deposits, which increased to 3.35% from 2.94% in 1999. A major factor in the growth in net interest income was higher average demand deposits which increased $8.1 million or 9% on average during 2000 as compared to 1999. The net interest margin in 2000 was 4.74%, an increase of 6 basis points from 4.68% in 1999.

Other income before losses on securities was $5.8 million in 2000, representing a 10% increase from 1999 levels. This increase was primarily due to higher trust fees and gain on sale of a loan servicing portfolio, partially offset by reduced other fee income. Trust fees for 2000 were 20% higher than 1999. The sharp rise in Trust fees can be attributed to the increase in book value of assets under management, which increased 9% in 2000 as compared to 1999 levels in conjunction with changes in fee structure. The gain on sale of servicing and reduction in other fee income was a result of discontinuing Chatham Savings, FSB mortgage banking activities, which were not significant to Chatham's assets and which were incompatible with existing lines of business.

Other expense totaled $16.5 million in 2000, an increase of $1.3 million or 9% compared to $15.2 million in 1999. Excluding merger-related charges of $500 thousand, the increase was $805 thousand, or 5%. The increase in other expense was primarily the result of increases in salaries and benefits and advertising, offset in part by lower equipment and data processing costs related to the consolidation of the Chatham Savings, FSB operations.

Salaries and benefits expense, the largest component of other expense, increased 14% to $9.0 million from $7.9 million in 1999. This increase was primarily related to higher staff levels and costs associated with attracting and retaining a well-trained professional staff and related fringe benefits.

CAPITAL RESOURCES: The solid capital base of the Corporation provides the ability for future growth and financial strength. Maintaining a strong capital position supports the Corporation's goal of providing shareholders an attractive and stable long-term return on investment. At $63.1 million, total stockholders' equity grew 14% or $7.9 million as compared with $55.2 million at December 31, 2000. At December 31, 2001, unrealized gains net of taxes were $655 thousand as compared to unrealized losses net of taxes of $476 thousand at December 31, 2000. The change from unrealized losses to unrealized gains, net of taxes, was primarily due to lower interest rates during 2001 as compared to 2000. Federal regulations require banks to meet target Tier 1 and total capital ratios of 4%

and 8%, respectively. At 18.8% and 20.0%, the Corporation's Tier 1 and total capital ratios are well in excess of regulatory minimums. The Corporation's capital leverage ratio was 9.8% at December 31, 2001.

LIQUIDITY: Liquidity refers to an institution's ability to meet short-term requirements in the form of loan requests, deposit withdrawals and maturing obligations. Principal sources of liquidity include cash, temporary investments and securities available for sale.

Management feels the Corporation's liquidity position is sufficient to meet future needs. Cash and cash equivalents, including federal funds sold, averaged over $40 million in 2001. In addition, the Corporation has $172.6 million in securities designated as available for sale. These securities can be sold in response to liquidity concerns. As of December 31, 2001, investment securities and securities available for sale maturing within one year amounted to $14.6 million and cash and cash equivalents totaled $20.0 million.

Another source of liquidity is borrowing capacity. The Corporation has a variety of sources of short-term liquidity available, including federal funds purchased from correspondent banks, short and long term borrowings from the Federal Home Loan Bank of New York and loan participations or sales of loans. The Corporation also generates liquidity from the regular principal payments made on its loan portfolio.

INTEREST RATE SENSITIVITY: Interest rate sensitivity is a measure of the relationship between interest-earning assets and supporting funds which are susceptible to changes in interest rates during comparable time periods. Interest rate movements on deposits have made managing the Corporation's interest rate sensitivity increasingly more important as a means of managing net interest income. The Corporation's Asset/Liability Committee is responsible for managing the exposure to changes in market interest rates. The "sensitivity" gap quantifies the repricing mismatch between assets and supporting funds over various time intervals. The cumulative gap position as a percentage of total rate-sensitive assets provides one relative measure of the Corporation's interest rate exposure.

The Corporation's ratio of rate-sensitive assets to rate-sensitive liabilities was approximately 0.24 to 1.00 on December 31, 2001 based on contractual maturities for the next twelve months subject to certain assumptions explained in the following paragraph. Since this ratio is less than 1.00, the Corporation has a "negative gap" position which may cause its assets to reprice more slowly than its deposit liabilities. In a declining interest rate environment, interest costs may be expected to fall faster than the interest received on earning assets, thus increasing the net interest spread. If interest rates increase, a negative gap means that the interest received on earning assets may be expected to increase more slowly than the interest paid on the Corporation's liabilities, therefore decreasing the net interest spread.

For purposes of calculating the gap position, interest-earning demand deposits, money market deposits and savings deposits are included in the 0-3 month category. The Corporation recognizes that certain of these deposits are more stable with an effective maturity greater than their repricing frequency. Assets with daily floating rates are included in the 0-3 month category. Assets and liabilities are included based on their maturities or period to first repricing, subject to the foregoing assumptions.

THE TABLE BELOW PRESENTS THE MATURITY AND REPRICING RELATIONSHIPS BETWEEN INTEREST-EARNING ASSETS AND INTEREST-BEARING DEPOSITS AS OF DECEMBER 31, 2001. (IN THOUSANDS)

REPRICING OR MATURITY DATE	0 - 3 MONTHS	3 - 12 MONTHS	1 - 5 YEARS	OVER 5 YEARS	TOTAL
ASSETS					
SECURITIES	$ 4,301	$ 10,338	$ 89,719	$116,984	$221,342
FEDERAL FUNDS SOLD	2,543	—	—	—	2,543
INTEREST-EARNING DEPOSITS	15,634	—	—	—	15,634
LOANS (1)	29,564	55,512	122,246	209,337	416,659
TOTAL INTEREST-SENSITIVE ASSETS	$ 52,042	$ 65,850	$211,965	$326,321	$656,178
DEPOSITS					
CERTIFICATES OF DEPOSIT	$ 98,446	$ 93,199	$ 23,634	$ 141	$215,420
SAVINGS	82,268	—	—	—	82,268
MONEY MARKETS	109,326	—	—	—	109,326
CHECKING	110,878	—	—	—	110,878
LONG-TERM DEBT	—	—	5,000	—	5,000
NONINTEREST-BEARING DEMAND DEPOSITS	—	—	—	113,011	113,011
TOTAL INTEREST-SENSITIVE DEPOSITS	$400,918	$ 93,199	$ 28,634	$113,152	$635,903
ASSETS/DEPOSITS	0.13	0.71	7.40	2.88	1.03
ASSETS/DEPOSITS (CUMULATIVE)	0.13	0.24	0.63	1.03	

(1) Loan balances do not include nonaccrual loans.

MARKET RISK SENSITIVE INSTRUMENTS: A derivative financial instrument includes futures, forwards, interest rate swaps, option contracts and other financial instruments with similar characteristics. The Corporation currently does not enter into futures, forwards, swaps or options. However, the Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of the customers of the Corporation. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of condition. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require collateral from the borrower if deemed necessary by the Corporation. Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Corporation until the instrument is exercised.

The Corporation's exposure to market risk is reviewed on a regular basis by the Asset/Liability Committee. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the statement of condition to minimize the inherent risk while at the same time maximize income. Management realizes certain risks are inherent and that the goal is to identify and minimize the risks. Tools used by management include the standard GAP report and interest rate shock simulation report. The Corporation has no market risk sensitive instruments held for trading purposes. Management believes the Corporation's market risk is reasonable at this time.

THE FOLLOWING TABLE PRESENTS THE SCHEDULED MATURITY OF MARKET RISK SENSITIVE INSTRUMENTS AS OF DECEMBER 31, 2001:

(IN THOUSANDS)

MATURING IN:	AVERAGE INTEREST RATE	WITHIN 1 YEAR	1 - 5 YEARS	OVER 5 YEARS	TOTAL	ESTIMATED FAIR VALUE
ASSETS						
SECURITIES	6.15%	$ 14,639	$ 89,719	$116,984	$221,342	$223,100
FEDERAL FUNDS SOLD	4.64%	2,543	—	—	2,543	2,543
INTEREST-EARNING DEPOSITS	4.72%	15,634	—	—	15,634	15,634
LOANS (1)	7.45%	85,076	122,246	209,337	416,659	420,842
TOTAL		$117,892	$211,965	$326,321	$656,178	$662,119
LIABILITIES						
SAVINGS, CHECKING AND MONEY MARKETS	2.01%	$302,472	$ —	$ —	$302,472	$302,472
CD'S	5.29%	191,645	23,634	141	215,420	218,393
LONG-TERM DEBT	3.49%	—	5,000	—	5,000	5,018
TOTAL		$494,117	$ 28,634	$ 141	$522,892	$525,883

(1) Loan balances do not include nonaccrual loans.

EFFECTS OF INFLATION AND CHANGING PRICES: The financial statements and related financial data presented herein have been prepared in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same magnitude as the prices of goods and services.

The Corporation believes residential real estate values have stabilized, however, if real estate prices in the Corporation's trade area decrease, the values of real estate collateralizing the Corporation's loans and real estate held by the Corporation as other real estate owned could also be adversely affected.

RECENT ACCOUNTING PRONOUNCEMENTS: Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of Financial Accounting Standards Board (FASB) Statement No. 133 was adopted by the Corporation on January 1, 2001. The adoption of these statements did not have a material impact on the consolidated financial statements of the Corporation.

SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (a Replacement of FASB Statement 125)" supersedes and replaces the guidance of SFAS No. 125. SFAS No. 140 provides guidance on the following topics: securitization transactions involving financial assets; sales of financial assets such as receivables, loans, and securities; factoring transactions; wash sales; servicing assets and liabilities; collateralized borrowing arrangements; securities lending transactions; repurchase agreements; loan collateralized borrowing arrangements; securities lending transactions; repurchase agreements; loan participations; and extinguishment of liabilities. The provisions of SFAS No. 140 are effective for transactions entered into after March 31, 2001. The initial adoption of SFAS No. 140 did not have a material impact on the Corporation's consolidated financial statements.

On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 specifies the criteria acquired intangible assets must meet to be recognized and reported apart from goodwill. The Corporation adopted SFAS No. 141 effective July 1, 2001. The initial adoption of SFAS No. 141 had no significant impact on the Corporation's consolidated financial statements.

On July 20, 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Corporation was required to adopt SFAS No. 142 effective January 1, 2002. As of December 31, 2001, the Corporation had $563 thousand in unamortized goodwill with annual amortization of $100 thousand, which ceased upon the adoption of SFAS No. 142. The Corporation has evaluated the transitional goodwill impairment criteria of SFAS No. 142 and has determined that the goodwill recorded at December 31, 2001 has not been impaired. Therefore management has determined that the initial adoption of SFAS No. 142 had no impact on the consolidated financial statements of the Corporation.

In August, 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Corporation is required to adopt the provisions of SFAS No. 143 for fiscal years beginning after June 15, 2002. The Corporation does not anticipate that SFAS No. 143 will significantly impact the Corporation's consolidated financial statements.

On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", it retains many of the fundamental provisions of that Statement. The

Statement is effective for fiscal years beginning after December 15, 2001. The initial adoption of SFAS No. 144 did not have a significant impact on the Corporation's financial statements.

PGB TRUST AND INVESTMENTS: PGB Trust and Investments, a division of the bank, continues to be an extremely important part of Peapack-Gladstone Financial Corporation. Since its inception in 1972, it has served in the roles of executor and trustee while providing investment management, custodial, tax, retirement and financial services to its growing client base.

The book value of assets under management in PGB Trust and Investments increased from $709.7 million at December 31, 2000 to $766.9 million at December 31, 2001, an increase of 8%. The corresponding market value at December 31, 2001 is in excess of $1 billion. Fee income generated by PGB Trust and Investments was $4.0 million, $3.6 million and $3.0 million in 2001, 2000 and 1999, respectively.

TRUST ASSETS

BOOK VALUE IN MILLIONS


$454
$549
$651
$710
$767
'97
'98
'99
'00
'01

FORWARD LOOKING STATEMENTS: In addition to historical information, this annual report contains or may contain certain forward-looking statements and information that are based on beliefs of, and information currently available to management. When using this report and in oral statements by management the words "anticipate," "believe," "estimate," "expect," "future," "intend," "plan," and similar expressions as they relate to the Corporation, identify forward-looking statements.

Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions relating to the Corporation's operations and results of operations, competitive factors and pricing pressures, shifts in market demand, the performance and needs of customers served by the Corporation and other risks and uncertainties. These include uncertainties specifically identified in the text surrounding such statements and uncertainties with respect to changes or developments in social, economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, competitors, and legislative, regulatory, judicial and other governmental authorities and officials.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned.

SELECTED CONSOLIDATED FINANCIAL DATA:

THE FOLLOWING IS SELECTED CONSOLIDATED FINANCIAL DATA FOR THE CORPORATION AND ITS SUBSIDIARIES FOR THE YEARS INDICATED. THIS INFORMATION IS DERIVED FROM THE HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES.

		Years Ended December 31,			
(In thousands, except per share data)	2001	2000	1999	1998	1997
SUMMARY EARNINGS:					
Interest Income	$40.523	$35,567	$31,587	$29,949	$27,708
Interest Expense	15,486	12,509	10,341	10,843	10,193
Net Interest Income	25,037	23,058	21,246	19,106	17,515
Provision for Loan Losses	600	500	555	521	445
Net Interest Income after Provision for Loan Losses	24,437	22,558	20,691	18,585	17,070
Other Income, Exclusive of Securities Gains/(Losses)	6,482	5,813	5,279	4,623	3,604
Other Expenses	17,823	16,520	15,215	13,802	12,695
Securities Gains/(Losses)	189	(200)	16	178	29
Income Before Income Tax Expense	13,285	11,651	10,771	9,584	8,008
Income Tax Expense	4,361	3,943	3,582	3,550	3,109
NET INCOME	$ 8,924	$ 7,708	$ 7,189	$ 6,034	$ 4,899

PER SHARE DATA: (REFLECTS 10% STOCK DIVIDEND PAID IN 2001, 5% STOCK DIVIDENDS PAID IN 2000, 1999 AND 1998; AND A 2:1 STOCK SPLIT IN DECEMBER, 1997.)

	2001	2000	1999	1998	1997
Earnings per Share-Basic	$ 2.68	$ 2.32	$ 2.17	$ 1.82	$ 1.48
Earnings per Share-Diluted	2.64	2.27	2.11	1.77	1.45
Cash Dividends Declared	0.58	0.54	0.50	0.46	0.41
Book Value End-of-Period	18.96	16.61	14.36	14.04	12.47
Weighted Average Shares Outstanding	3,327,836	3,320,208	3,313,511	3,313,297	3,317,222
Common Stock Equivalents	55,954	78,571	95,093	100,104	53,731

DIVIDENDS PER SHARE
IN DOLLARS


$0.41
$0.46
$0.50
$0.54
$0.58
'97
'98
'99
'00
'01

BOOK VALUE PER SHARE
IN DOLLARS


$12.47
$14.04
$14.36
$16.61
$18.96
'97
'98
'99
'00
'01

	2001	2000	1999	1998	1997
BALANCE SHEET DATA: (AT PERIOD END)					
Total Assets	**$704,773**	$567,032	$497,535	$480,929	$442,760
Investment Securities	**48,722**	69,575	61,672	65,500	84,192
Securities Available for Sale	**172,620**	83,950	101,324	103,604	97,863
Loans	**416,933**	344,299	287,933	245,804	199,079
Allowance for Loan Losses	**4,023**	3,435	2,962	2,428	2,022
Total Deposits	**630,903**	508,879	444,088	430,750	400,793
Total Stockholders' Equity	**63,085**	55,156	47,575	44,461	39,426
Trust Assets (Book Value)	**766,928**	709,732	651,469	549,321	453,671
Cash Dividends Declared	**1,846**	1,592	1,292	1,097	978
SELECTED PERFORMANCE RATIOS:					
Return on Average Total Assets	**1.42%**	1.47%	1.48%	1.33%	1.16%
Return on Average Total Stockholders' Equity	**15.03**	15.30	15.67	14.21	13.11
Dividend Payout Ratio	**20.69**	20.65	17.97	16.21	18.59
Average Total Stockholders' Equity to Average Assets	**9.44**	9.63	8.86	9.39	8.82
Non-interest Expenses to Average Assets	**2.83**	3.16	3.13	3.05	3.00
Non-interest Income to Average Assets	**1.06**	1.07	1.09	1.06	0.85
ASSET QUALITY RATIOS: (AT PERIOD END)					
Non-accrual Loans to Total Loans	**0.07%**	0.09%	0.13%	0.33%	0.37%
Non-performing Assets to Total Assets	**0.05**	0.07	0.12	0.17	0.27
Allowance for Loan Losses to Non-performing Loans	**12.3x**	8.6x	5.0x	3.0x	2.4x
Allowance for Loan Losses to Total Loans	**0.96%**	1.00%	1.03%	0.99%	1.02%
Net Charge-Offs to Average Loans Plus Other Real Estate Owned	**0.01**	0.01	0.01	0.05	0.08
LIQUIDITY AND CAPITAL RATIOS:					
Average Loans to Average Deposits	**67.85%**	67.99%	59.44%	56.36%	48.67%
Total Stockholders' Equity to Total Assets	**8.95**	9.73	9.56	9.24	8.90
Tier 1 Capital to Risk Weighted Assets	**18.76**	20.80	26.55	18.97	14.91
Total Capital to Risk Weighted Assets	**19.98**	22.10	28.16	19.06	15.66
Tier 1 Leverage Ratio	**9.84**	10.49	10.02	9.40	8.76

THE FOLLOWING TABLE SETS FORTH CERTAIN UNAUDITED QUARTERLY FINANCIAL DATA FOR THE PERIODS INDICATED:

SELECTED 2001 QUARTERLY DATA:

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
INTEREST INCOME	$9,694	$9,988	$10,372	$10,469
INTEREST EXPENSE	3,959	3,964	3,955	3,608
NET INTEREST INCOME	5,735	6,024	6,417	6,861
PROVISION FOR LOAN LOSSES	126	124	126	224
OTHER INCOME, EXCLUDING SECURITIES GAINS/(LOSSES)	1,634	1,530	1,504	1,814
SECURITIES GAINS/(LOSSES)	—	79	111	(1)
OTHER EXPENSE	4,217	4,236	4,447	4,923
NET INCOME BEFORE INCOME TAX EXPENSE	3,026	3,273	3,459	3,527
INCOME TAX EXPENSE	996	1,081	1,163	1,121
NET INCOME	$2,030	$2,192	$ 2,296	$ 2,406
EARNINGS PER SHARE-BASIC	$ 0.61	$ 0.66	$ 0.69	$ 0.72
EARNINGS PER SHARE-DILUTED	0.60	0.65	0.68	0.71

SELECTED 2000 QUARTERLY DATA:

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
INTEREST INCOME	$8,563	$8,861	$8,842	$9,301
INTEREST EXPENSE	2,744	2,895	3,303	3,567
NET INTEREST INCOME	5,819	5,966	5,539	5,734
PROVISION FOR LOAN LOSSES	126	126	126	122
OTHER INCOME, EXCLUDING SECURITIES GAINS/(LOSSES)	1,460	1,567	1,518	1,268
SECURITIES GAINS/(LOSSES)	1	(197)	(4)	—
OTHER EXPENSE	4,514	4,089	3,695	4,222
NET INCOME BEFORE INCOME TAX EXPENSE	2,640	3,121	3,232	2,658
INCOME TAX EXPENSE	911	1,063	1,096	873
NET INCOME	$1,729	$2,058	$2,136	$1,785
EARNINGS PER SHARE-BASIC	$ 0.52	$ 0.63	$ 0.63	$ 0.54
EARNINGS PER SHARE-DILUTED	0.51	0.60	0.63	0.53

Independent Auditors' Report

The Board of Directors
Peapack-Gladstone Financial Corporation

We have audited the accompanying consolidated statements of condition of Peapack-Gladstone Financial Corporation and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peapack-Gladstone Financial Corporation and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Short Hills, New Jersey
January 17, 2002

Consolidated Statements of Condition

(Dollars in thousands)	December 31, 2001	2000
ASSETS		
Cash and Due from Banks	$ 17,440	$ 16,971
Federal Funds Sold	2,543	36,376
Total Cash and Cash Equivalents	19,983	53,347
Interest-Earning Deposits	15,634	910
Investment Securities (Approximate Market Value $50,480 in 2001 and $70,230 in 2000)	48,722	69,575
Securities Available for Sale (Amortized Cost $171,529 in 2001 and $84,688 in 2000)	172,620	83,950
Loans	416,933	344,299
Less: Allowance for Loan Losses	4,023	3,435
Net Loans	412,910	340,864
Premises and Equipment	13,474	11,661
Accrued Interest Receivable	5,197	4,164
Cash Surrender Value	12,244	—
Other Assets	3,989	2,561
TOTAL ASSETS	$704,773	$567,032
LIABILITIES		
Deposits:		
Noninterest-Bearing Demand Deposits	$113,011	$103,858
Interest-Bearing Deposits:		
Checking	110,878	108,780
Savings	82,268	74,657
Money Markets	109,326	66,581
Certificates of Deposit Over $100,000	59,900	40,064
Certificates of Deposit Less Than $100,000	155,520	114,939
Total Deposits	630,903	508,879
Long-Term Debt	5,000	—
Accrued Expenses and Other Liabilities	5,785	2,997
TOTAL LIABILITIES	641,688	511,876
STOCKHOLDERS' EQUITY		
Common Stock (No Par Value; Stated Value $1⅔ Per Share; Authorized 10,000,000 Shares; Issued 3,368,127 Shares in 2001 and 3,038,715 in 2000)	5,608	5,064
Surplus	37,838	25,104
Treasury Stock at Cost, 40,279 Shares in 2001 and 22,706 Shares in 2000	(1,588)	(956)
Retained Earnings	20,572	26,420
Accumulated Other Comprehensive Income/(Loss), Net of Income Tax	655	(476)
TOTAL STOCKHOLDERS' EQUITY	63,085	55,156
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$704,773	$567,032

See accompanying notes to Consolidated Financial Statements

Consolidated Statements of Income

(Dollars in thousands, except per share amounts)	Years Ended December 31, 2001	2000	1999
INTEREST INCOME			
Interest and Fees on Loans	**$28,476**	$24,683	$20,029
Interest on Investment Securities:			
Taxable	**3,190**	3,469	2,921
Tax-Exempt	**523**	634	619
Interest and Dividends on Securities Available for Sale:			
Taxable	**6,498**	5,628	6,535
Tax-Exempt	**81**	—	6
Interest on Federal Funds Sold	**1,143**	1,092	1,477
Interest-Earning Deposits	**612**	61	—
Total Interest Income	**40,523**	35,567	31,587
INTEREST EXPENSE			
Interest on Checking Accounts	**849**	1,048	1,058
Interest on Savings Accounts	**4,631**	3,391	3,072
Interest on Certificates of Deposit Over $100,000	**2,518**	1,843	1,846
Interest on Other Time Deposits	**7,431**	6,227	4,365
Interest on Long-Term Debt	**57**	—	—
Total Interest Expense	**15,486**	12,509	10,341
NET INTEREST INCOME	**25,037**	23,058	21,246
Provision for Loan Losses	**600**	500	555
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**24,437**	22,558	20,691
OTHER INCOME			
Trust Fees	**4,013**	3,604	3,002
Service Charges and Fees	**1,957**	1,777	2,101
Other Income	**512**	432	176
Securities Gains/(Losses)	**189**	(200)	16
Total Other Income	**6,671**	5,613	5,295
OTHER EXPENSES			
Salaries and Employee Benefits	**9,975**	9,041	7,942
Premises and Equipment	**3,598**	3,035	2,811
Merger-Related Charges	—	500	—
Other Expenses	**4,250**	3,944	4,462
Total Other Expenses	**17,823**	16,520	15,215
INCOME BEFORE INCOME TAX EXPENSE	**13,285**	11,651	10,771
Income Tax Expense	**4,361**	3,943	3,582
NET INCOME	**$ 8,924**	$ 7,708	$ 7,189
EARNINGS PER SHARE			
Basic	**$ 2.68**	$ 2.32	$ 2.17
Diluted	**2.64**	2.27	2.11

See accompanying notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands, except per share amounts)	Common Stock	Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 1998	$4,596	$13,640	$(791)	$26,086	$ 930	$44,461
Comprehensive Income						
Net Income 1999				7,189		7,189
Unrealized Holding Losses on Securities Arising During the Period (Net of Tax Benefit of ($1,352))					(2,874)	
Less: Reclassification Adjustment for Gains Included in Net Income (Net of Income Tax of $6)					10	
Net Unrealized Holding Losses on Securities Arising During the Period (Net of Tax Benefit of ($1,358))					(2,884)	(2,884)
Total Comprehensive Income						4,305
Dividends Declared ($0.50 per share)				(1,292)		(1,292)
Common Stock Options Exercised and Related Tax Benefits	6	55		(96)		(35)
Common Stock Dividend (Five Percent)	202	5,767		(5,969)		—
Treasury Stock Transactions			136			136
Balance at December 31, 1999	$4,804	$19,462	$(655)	$25,918	$(1,954)	$47,575
Comprehensive Income						
Net Income 2000				7,708		7,708
Unrealized Holding Gains on Securities Arising During the Period (Net of Income Tax of $780)					1,351	
Less: Reclassification Adjustment for Losses Included in Net Income (Net of Tax Benefit of ($68))					(127)	
Net Unrealized Holding Gains on Securities Arising During the Period (Net of Income Tax of $848)					1,478	1,478
Total Comprehensive Income						9,186
Dividends Declared ($0.54 per share)				(1,592)		(1,592)
Common Stock Options Exercised and Related Tax Benefits	30	265		(7)		288
Common Stock Dividend (Five Percent)	230	5,377		(5,607)		—
Treasury Stock Transactions			(301)			(301)
Balance at December 31, 2000	$5,064	$25,104	$(956)	$26,420	$ (476)	$55,156

(continued on following page)

(Dollars in thousands, except per share amounts)	Common Stock	Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Comprehensive Income						
Net Income 2001				8,924		8,924
Unrealized Holding Gains on Securities Arising During the Period (Net of Income Tax of $762)					1,256	
Less: Reclassification Adjustment For Gains Included in Net Income (Net of Income Tax of $64)					125	
Net Unrealized Holding Gains on Securities Arising During the Period (Net of Income Tax of $698)					1,131	1,131
Total Comprehensive Income						10,055
Dividends Declared ($0.58 per share)				(1,846)		(1,846)
Common Stock Options Exercised and Related Tax Benefits	34	318				352
Common Stock Dividend (Ten Percent)	510	12,416		(12,926)		—
Treasury Stock Transactions			(632)			(632)
Balance at December 31, 2001	$5,608	$37,838	$(1,588)	$20,572	$655	$63,085

See accompanying notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years Ended December 31, 2001	2000	1999
OPERATING ACTIVITIES:			
Net Income	$ 8,924	$ 7,708	$ 7,189
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	1,204	1,001	981
Amortization of Premium and Accretion of Discount on Securities, Net	247	239	349
Provision for Loan Losses	600	500	555
Benefit for Deferred Taxes	(313)	(185)	(255)
(Gain)/Loss on Sale of Securities	(189)	200	(16)
Increase in Cash Surrender Value	(244)	—	—
(Increase) Decrease in Accrued Interest Receivable	(1,033)	(720)	141
(Increase)/Decrease in Other Assets	(1,813)	913	(1,855)
Increase in Accrued Expenses and Other Liabilities	2,788	125	1,533
Net Cash Provided by Operating Activities	10,171	9,781	8,622
INVESTING ACTIVITIES:			
Proceeds from Maturities of Investment Securities	8,487	15,205	21,770
Proceeds from Maturities of Securities Available for Sale	11,943	31,096	8,937
Proceeds from Calls of Investment Securities	12,831	10	4,600
Proceeds from Sales and Calls of Securities Available for Sale	68,796	13,297	17,663
Purchase of Investment Securities	(1,494)	(23,176)	(22,676)
Purchase of Securities Available for Sale	(166,609)	(27,203)	(30,025)
Net (Increase)/Decrease in Short-Term Investments	(14,724)	(910)	2,153
Net Increase in Loans	(72,646)	(56,393)	(41,344)
Purchases of Premises and Equipment	(3,017)	(2,944)	(947)
Purchase of Life Insurance	(12,000)	—	—
Net Cash Used in Investing Activities	(168,433)	(51,018)	(39,869)
FINANCING ACTIVITIES:			
Net Increase in Deposits	122,024	66,172	13,338
Net Decrease of Short-Term Borrowings	—	(3,000)	—
Proceeds from Long-Term Borrowings	5,000	—	—
Dividends Paid	(1,846)	(1,592)	(1,292)
Exercise of Stock Options	352	288	(35)
Purchase of Treasury Stock	(632)	(301)	(136)
Net Cash Provided by Financing Activities	124,898	61,567	11,875
Net (Decrease)/Increase in Cash and Cash Equivalents	(33,364)	20,330	(19,372)
Cash and Cash Equivalents at Beginning of Period	53,347	33,017	52,389
Cash and Cash Equivalents at End of Period	$ 19,983	$ 53,347	$ 33,017
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash Paid During the Year For:			
Interest	$ 15,725	$ 12,009	$ 10,167
Income Taxes	2,197	3,984	3,697
Transfer of Securities From Held to Maturity to Available For Sale	1,004	—	—

See accompanying notes to Consolidated Financial Statements

1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

PRINCIPLES OF CONSOLIDATION AND ORGANIZATION: The consolidated financial statements of the Corporation are prepared on the accrual basis and include the accounts of the Corporation and its wholly-owned subsidiary, Peapack-Gladstone Bank and its wholly-owned subsidiaries, Peapack-Gladstone Investment Company and Peapack-Gladstone Mortgage Group, Inc. While the following footnotes include the collective results of Peapack-Gladstone Financial Corporation and Peapack-Gladstone Bank, these footnotes primarily reflect the Bank's and its subsidiaries activities. All significant intercompany balances and transactions have been eliminated from the accompanying consolidated financial statements.

BUSINESS: The Peapack-Gladstone Bank, the subsidiary of the Corporation, provides a full range of banking services to individual and corporate customers through its branch operations in northwestern New Jersey. The Bank is subject to competition from other financial institutions, is regulated by certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

BASIS OF FINANCIAL STATEMENT PRESENTATION: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of condition and revenues and expenses for that period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS: For purposes of the statements of cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

INVESTMENT SECURITIES: Investment securities are comprised of debt securities that the Corporation has the positive intent and ability to hold to maturity. Such securities are stated at cost, adjusted for amortization of premium and accretion of discount over the term of the investments.

SECURITIES AVAILABLE FOR SALE: Debt securities that cannot be categorized as investment securities are classified as securities available for sale. Such securities include debt securities to be held for indefinite periods of time and not intended to be held to maturity, as well as marketable equity securities. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk changes. Securities available for sale are carried at fair value and unrealized holding gains and losses (net of related tax effects) on such securities are excluded from earnings, but are included in Stockholders' Equity as Accumulated Other Comprehensive Income. Upon realization, such gains or losses are included in earnings using the specific identification method.

LOANS: Loans are stated at the principal amount outstanding. Loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the loan as an adjustment to the loan's yield. The accrual of income on loans, including impaired loans, is discontinued if certain factors indicate reasonable doubt as to the timely collectibility of such interest, generally when the loan becomes over 90 days delinquent. A non-accrual loan is not returned to an accrual status until factors indicating doubtful collection no longer exist. The majority of the loans are secured by real estate located within the Corporation's market area in Northwestern New Jersey.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is maintained at a level considered adequate to provide for probable loan losses inherent in the portfolio. The allowance is based on management's evaluation of the loan portfolio considering economic conditions, the volume and nature of the loan portfolio, historical loan loss experience and individual credit situations. The allowance is increased by provisions charged to expense and reduced by net charge-offs.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Corporation to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of impairment is measured based on the fair value of the collateral. Impairment losses are included in the allowance for loan losses through provisions charged to operations.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost, less accumulated depreciation. Depreciation charges are computed using the straight-line method. Premises and equipment are depreciated over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed as incurred. The cost of major renewals and improvements are capitalized. Gains or losses realized on routine dispositions are recorded as other income or other expense.

OTHER REAL ESTATE OWNED: Other real estate owned is carried at fair value minus estimated costs to sell, based on an independent appraisal. When a property is acquired, the excess of the loan balance over the estimated fair value is charged to the allowance for loan losses. Any subsequent write-downs that may be required to the carrying value of the properties or losses on the sale of properties are charged to the valuation allowance on other real estate owned or to other expense.

INTANGIBLE ASSETS: Intangible assets resulting from acquisitions under the purchase method of accounting consist of goodwill. Goodwill is being amortized on a straight-line basis over 25 years.

INCOME TAXES: The Corporation files a consolidated Federal income tax return. Separate State income tax returns are filed for each subsidiary based on current laws and regulations.

The Corporation recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on the enacted tax rates applicable to taxable income for the years in which these temporary differences are expected to be recovered or settled. Such tax assets and liabilities are adjusted for the effect of a change in tax rates in the period of enactment.

STOCK OPTION PLAN: The Corporation applies the provisions of APB Opinion No. 25 and provides pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.

EARNINGS PER SHARE: The numerator of both the Basic and Diluted EPS is equivalent to net income. The weighted average number of shares outstanding used in the denominator for Diluted EPS is increased over the denominator used for Basic EPS by the effect of potentially dilutive common stock equivalents utilizing the treasury stock method. Common stock equivalents are common stock options outstanding.

All share and per share amounts have been restated to reflect the 10% stock dividend issued in 2001 and the 5% stock dividends issued in 2000 and 1999.

The following table shows the calculation of both Basic and Diluted earnings per share for the years ended December 31, 2001, 2000 and 1999:

(In thousands, except for share data)	2001	2000	1999
Net income	$8,924	$7,708	$7,189
Basic weighted average shares outstanding	3,327,836	3,320,208	3,313,511
Plus: Common Stock Equivalents	55,954	78,571	95,093
Diluted weighted average shares outstanding	3,383,790	3,398,779	3,408,604
Earnings per share:			
Basic	$ 2.68	$ 2.32	$ 2.17
Diluted	2.64	2.27	2.11

TREASURY STOCK: Treasury stock is recorded using the cost method and accordingly is presented as an unallocated reduction of stockholders' equity.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and net unrealized gains or losses on securities available for sale and is presented in the consolidated statements of changes in stockholders' equity.

RECLASSIFICATION: Certain reclassifications have been made in the prior periods' financial statements in order to conform to the 2001 presentation.

ACQUISITIONS: On January 7, 2000, the Corporation acquired Chatham Savings, FSB ("Chatham"). The transaction was accounted for using the pooling of interests method of accounting. The consolidated financial statements of Peapack-Gladstone Financial Corporation have been restated to include Chatham for all periods presented. Separate results of the combining companies for the year ended December 31, 1999 are as follows:

(IN THOUSANDS)	1999
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	
PEAPACK-GLADSTONE	$17,877
CHATHAM	2,814
	$20,691
NET INCOME	
PEAPACK-GLADSTONE	$ 6,621
CHATHAM	568
	$ 7,189

During the first quarter of 2000, the Corporation recorded a merger-related charge of $500 thousand related to the acquisition of Chatham. This charge was fully realized in 2000. These charges include only identified direct and incremental costs associated with this acquisition. Items included in these charges include the following: personnel expenses which include severance payments and benefits for terminated employees, principally, senior executives of Chatham; professional fees which include investment banking, accounting and legal fees; and other expenses which include data processing and the write-off of supplies and other assets not considered useful in the operation of the combined entity.

2. *INVESTMENT SECURITIES*

A summary of amortized cost and approximate market value of investment securities included in the consolidated statements of condition as of December 31, 2001 and 2000 follows:

	2001			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U.S. Treasury & Government Agencies	**$24,608**	**$1,205**	**$ —**	**$25,813**
Mortgage-Backed Securities	**9,262**	**124**	**(69)**	**9,317**
State and Political Subdivisions	**9,892**	**317**	**—**	**10,209**
Other Debt Securities	**4,960**	**181**	**—**	**5,141**
	$48,722	**$1,827**	**$(69)**	**$50,480**

	2000			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U.S. Treasury & Government Agencies	$36,748	$525	$ (78)	$37,195
Mortgage-Backed Securities	11,334	102	(148)	11,288
State and Political Subdivisions	15,520	237	(36)	15,721
Other Debt Securities	5,973	80	(27)	6,026
	$69,575	$944	$(289)	$70,230

The amortized cost and approximate market value of investment securities as of December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

Maturing in:

(In thousands)	Amortized Cost	Approximate Market Value
One Year or Less	**$11,191**	**$11,437**
After One Year Through Five Years	**22,656**	**23,787**
After Five Years Through Ten Years	**5,164**	**5,398**
After Ten Years	**9,711**	**9,858**
	$48,722	**$50,480**

Securities having an approximate carrying value of $1.7 million as of December 31, 2001 and 2000 were pledged to secure public funds and for other purposes required or permitted by law. During 2001, the Corporation transferred one security in the amount of $1.0 million from Held to Maturity to Available for Sale. The security had a market value of $1.0 million. The transfer was made due to a significant deterioration in the issuer's credit worthiness.

3. SECURITIES AVAILABLE FOR SALE

A summary of amortized cost and approximate market value of securities available for sale included in the consolidated statements of condition as of December 31, 2001 and 2000 follows:

	2001			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U.S. Treasury & Government Agencies	$111,907	$1,377	$(289)	$112,995
Mortgage-Backed Securities	32,137	66	(218)	31,985
State and Political Subdivisions	7,955	11	(131)	7,835
Other Securities	19,530	383	(108)	19,805
	$171,529	$1,837	$(746)	$172,620

	2000			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U.S. Treasury & Government Agencies	$70,883	$111	$(586)	$70,408
Mortgage-Backed Securities	1,882	1	(16)	1,867
State and Political Subdivisions	240	—	(2)	238
Other Securities	11,683	99	(345)	11,437
	$84,688	$211	$(949)	$83,950

The amortized cost and approximate market value of debt securities available for sale as of December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

Maturing In:

(In thousands)	Amortized Cost	Approximate Market Value
One Year of Less	$ 3,307	$ 3,448
After One Year Through Five Years	66,247	67,063
After Five Years Through Ten Years	72,635	72,918
After Ten Years	29,340	29,191
	$171,529	$172,620

Securities having an approximate carrying value of $3.0 million as of December 31, 2001 were pledged to secure public funds and for other purposes required or permitted by law. There were no available for sale securities pledged as of December 31, 2000. Gross gains of $189 thousand and $16 thousand were realized in 2001 and 1999. There were gross realized losses in 2000 of $200 thousand.

4. *LOANS*

Loans outstanding as of December 31, 2001 and 2000 consisted of the following:

(In thousands)	2001	2000
Loans Secured By 1-4 Family	**$287,220**	$251,197
Commercial Real Estate	**91,129**	62,161
Construction Loans	**6,418**	2,297
Commercial Loans	**15,855**	13,019
Consumer Loans	**11,237**	14,084
Other Loans	**5,074**	1,541
TOTAL LOANS	**$416,933**	$344,299

Non-accrual loans totaled $274 thousand and $325 thousand at December 31, 2001 and 2000, respectively. Loans past due 90 days or more and still accruing interest totaled $53 thousand and $75 thousand at December 31, 2001 and 2000, respectively. There are no commitments to lend additional amounts on non-accrual loans. The amount of interest income recognized on year-end non-accrual loans totaled $10 thousand, $8 thousand and $3 thousand in 2001, 2000 and 1999, respectively. Interest income of $20 thousand, $22 thousand and $39 thousand would have been recognized during 2001, 2000 and 1999, respectively, under contractual terms for such non-accrual loans.

Loans that met the criteria of troubled debt restructuring totaled $320 thousand and $325 thousand at December 31, 2001 and 2000, respectively. The amount of interest income recognized on troubled debt restructurings in 2001, 2000 and 1999 totaled $22 thousand, $17 thousand and $32 thousand, respectively. Interest income of approximately $32 thousand, $33 thousand and $40 thousand would have been recognized during 2001, 2000 and 1999, based on original terms. There are no commitments to lend additional amounts on troubled debt restructurings.

The Corporation defines an impaired loan as an investment in a loan that is on non-accrual status with a principal outstanding balance in excess of $100 thousand. Residential mortgage loans, a group of homogeneous loans that are collectively evaluated for impairment, are excluded. There was no recorded investment in impaired loans as of or for the years ended December 31, 2001 and 2000.

5. *ALLOWANCE FOR LOAN LOSSES*

A summary of changes in the allowance for loan losses for the years indicated follows:

	Years Ended December 31,		
(In thousands)	2001	2000	1999
Balance, Beginning of Year	**$3,435**	$2,962	$2,428
Provision Charged to Expense	**600**	500	555
Loans Charged-Off	**(92)**	(174)	(122)
Recoveries	**80**	147	101
Balance, End of Year	**$4,023**	$3,435	$2,962

6. *PREMISES AND EQUIPMENT*

Premises and equipment as of December 31, follows:

(In thousands)	2001	2000
Land	$ 2,554	$ 2,554
Buildings	7,298	5,994
Furniture and Equipment	7,481	6,493
Leasehold Improvements	3,360	3,049
Projects in Progress	1,511	1,268
	22,204	19,358
Less: Accumulated Depreciation	8,730	7,697
TOTAL	$13,474	$11,661

Depreciation expense amounted to $1.2 million, $1.0 million and $981 thousand for the years ended December 31, 2001, 2000 and 1999, respectively.

7. *DEPOSITS*

Interest expense on time deposits of $100,000 or more totaled $2.5 million, $1.8 million and $1.8 million in 2001, 2000 and 1999, respectively.

The scheduled maturities of time deposits are as follows:

(In thousands)	
2002	$191,645
2003	19,300
2004	653
2005	1,093
2006	2,729
TOTAL	$215,420

8. *FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS*

At December 31, 2001, advances from the Federal Home Loan Bank of New York (FHLB) amounted to $5.0 million with a weighted average interest rate of 3.73%. There were no advances outstanding at December 31, 2000. These advances are secured by pledges of 1-4 family residential mortgages totaling $219.0 million at December 31, 2001. The advances have fixed maturity dates with $3.0 million scheduled to mature in 2004 and $2.0 million in 2006.

Other borrowings consisting of overnight borrowings at FHLB had an average balance of $1.6 million for the year ended December 31, 2001. There were no borrowings outstanding at any month end during 2001. There were no overnight borrowings in 2000.

9. *FAIR VALUE OF FINANCIAL INSTRUMENTS*

The Corporation discloses estimated fair values for its significant financial instruments. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of significant financial instruments:

CASH AND SHORT-TERM INVESTMENTS – The carrying amount of cash and short-term investments is considered to be fair value.

SECURITIES – The fair value of securities is based upon quoted market prices or dealer quotes.

LOANS – The fair value of loans is estimated by discounting the future cash flows using the build-up approach consisting of four components: the risk-free rate, credit quality, operating expense and prepayment option price.

DEPOSITS – The fair value of deposits with no stated maturity, such as demand deposits, checking accounts, savings and money market accounts, is equal to the carrying amount. The fair value of certificates of deposit is based on the discounted value of contractual cash flows.

LONG-TERM DEBT – The fair value of FHLB advances is based on the discounted value of estimated cash flows. The discount rate is estimated using the rates currently offered for similar advances.

The following table summarizes carrying amounts and fair values for financial instruments at December 31, 2001 and 2000:

(IN THOUSANDS)	2001		2000	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
FINANCIAL ASSETS:				
CASH AND CASH EQUIVALENTS	$ 19,983	$ 19,983	$ 53,347	$ 53,347
INTEREST-EARNING DEPOSITS	15,634	15,634	910	910
INVESTMENT SECURITIES	48,722	50,480	69,575	70,230
SECURITIES AVAILABLE FOR SALE	172,620	172,620	83,950	83,950
LOANS, NET OF ALLOWANCE FOR LOAN LOSSES	412,910	420,842	340,864	339,461
FINANCIAL LIABILITIES:				
DEPOSITS	630,903	633,876	510,260	510,862
LONG-TERM DEBT	5,000	5,018	—	—

10. INCOME TAXES

The income tax expense included in the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999, is allocated as follows:

(In thousands)	2001	2000	1999
Federal:			
Current Expense	$4,493	$4,014	$ 3,639
Deferred Benefit	(252)	(180)	(225)
State:			
Current Expense	181	114	198
Deferred Benefit	(61)	(5)	(30)
Total Income Tax Expense	$4,361	$3,943	$ 3,582
Stockholders' Equity:			
Deferred Expense/(Benefit) Unrealized Gain (Loss) on Securities Available for Sale	$ 698	$ 848	$(1,660)

Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% in 2001, 2000 and 1999 to income before taxes as a result of the following:

(In thousands)	2001	2000	1999
Computed "Expected" Tax Expense	$4,517	$3,961	$3,662
Increase/(Decrease) in Taxes Resulting From:			
Tax-Exempt Income	(234)	(217)	(210)
State Income Taxes	79	72	111
Bank Owned Life Insurance	(82)	—	—
Other	81	127	19
	$4,361	$3,943	$3,582

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2001 and 2000 are as follows:

(In thousands)	2001	2000
Deferred Tax Assets:		
Loans, Principally Due to Allowance for Loan Losses and Deferred Fee Income	$1,532	$1,171
Post Retirement Benefits Other Than Pensions	147	162
Start-up & Organization Costs	51	70
Capital Loss Carryover	2	—
Unrealized Loss on Securities Available for Sale	—	262
Total Gross Deferred Assets	$1,732	$1,665
Deferred Tax Liabilities:		
Investment Securities, Principally due to the Accretion of Bond Discount	54	29
Unrealized Gain on Securities Available for Sale	436	—
Deferred Loan Origination Costs and Fees	300	263
Bank Premises and Equipment, Principally Due to Differences in Depreciation	417	463
Total Gross Deferred Liabilities	1,207	755
Net Deferred Tax Asset	$ 525	$ 910

11. BENEFIT PLANS

The Corporation sponsors a non-contributory defined benefit pension plan that covers substantially all salaried employees. The benefits are based on an employee's compensation, age at retirement and years of service. It is the policy of the Corporation to fund not less than the minimum funding amount required by the Employee Retirement Income Security Act (ERISA). Plan assets primarily consist of U.S. government agencies and common stock.

The following table shows the change in benefit obligation, the change in plan assets and the funded status for the plan at December 31,

(In thousands)	**2001**	2000
Change in Benefit Obligation		
Benefit Obligation at Beginning of Year	**$4,319**	$4,313
Service Cost	**590**	474
Interest Cost	**360**	286
Actuarial (Gain)/Loss	**644**	(698)
Benefits Paid	**(271)**	(56)
Benefit Obligation at End of Year	**$5,642**	$4,319
Change in Plan Assets		
Fair Value of Plan Assets at Beginning of Year	**$5,224**	$4,874
Actual Return on Plan Assets	**(340)**	88
Employer Contribution	**572**	318
Benefits Paid	**(271)**	(56)
Fair Value of Plan Assets at End of Year	**$5,185**	$5,224
Funded Status	**$ (457)**	$ 905
Unrecognized Transition Asset	**(51)**	(58)
Unrecognized Prior Service Cost	**(3)**	(4)
Unrecognized Net Actuarial Gain	**322**	(1,137)
Accrued Benefit Cost	**$ (189)**	$ (294)

Net periodic expense for the years ended December 31 included the following components:

(In thousands)	**2001**	2000	1999
Service Cost	**$590**	$474	$558
Interest Cost	**360**	286	225
Expected Return on Plan Assets	**(459)**	(412)	(343)
Amortization of:			
Net Gain	**(19)**	(49)	(11)
Unrecognized Prior Service Cost	**1**	1	1
Unrecognized Remaining Net Assets	**(7)**	(7)	(7)
Net Periodic Benefit Cost	**$466**	$293	$423

The following table shows the actuarial assumption applied for the plan at December 31,

	2001	2000	1999
Weighted-average discount rate	7%	8%	6%
Weighted-average rate of increase on future compensation	3%	3%	3%
Weighted-average expected long-term rate of return on plan assets	8%	8%	7.5%

Savings and Profit Sharing Plans:

In addition to the retirement plan, the Corporation sponsors a profit sharing plan and a savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all salaried employees over the age of 21 with at least 12 months of service. Under the savings portion of the plan, employee contributions are partially matched by the Corporation. Expense for the savings plan was approximately $30 thousand, $30 thousand and $25 thousand in 2001, 2000 and 1999, respectively. Contributions to the profit sharing portion are made at the discretion of the Board of Directors and all funds are invested solely in Corporation stock. The contribution to the profit sharing plan was $300 thousand in 2001, $275 thousand in 2000 and $250 thousand in 1999.

12. Stock Option Plans

The Corporation's incentive stock option plans allow the granting of up to 229,847 shares of the Corporation's common stock to certain key employees. The options granted under this plan are, in general, exercisable not earlier than one year after the date of grant, at a price equal to the fair market value of the common stock on the date of grant, and expire not more than ten years after the date of grant. The stock options will vest during a period of up to five years after the date of grant. Changes in options outstanding during the past three years were as follows:

	Shares	Option Price Per Share
Balance, December 31, 1998	128,084	$13.45 – $46.38
Granted During 1999	31,156	42.41 – 49.65
Exercised During 1999	(6,408)	13.45 – 28.65
Balance, December 31, 1999	152,832	$13.45 – $49.65
Granted During 2000	7,564	32.90 – 41.36
Exercised During 2000	(10,506)	13.45 – 28.65
Forfeited During 2000	(986)	28.65 – 41.36
Balance, December 31, 2000	148,904	$13.45 – $49.65
Granted During 2001	41,430	32.95 – 44.88
Exercised During 2001	(24,760)	13.45 – 28.65
Forfeited During 2001	(3,272)	28.65 – 40.80
Balance, December 31, 2001	162,302	$13.45 – $49.65

At December 31, 2001, the number of options exercisable was 85,306 and the weighted-average price of those options was $24.84 per share. At December 31, 2000, the number of options exercisable was 92,832 and the weighted-average price of those options was $20.45 per share.

The Corporation has non-qualified stock option plans for non-employee directors. The plan allows the granting of up to 124,792 shares of the Corporation's common stock. The options granted under this plan are, in general, exercisable not earlier than one year after the date of grant, at a price equal to the fair market value of the common stock on the date of grant, and expire not more than ten years after the date of grant. The stock options will vest during a period of up to five years after the date of grant. Changes in options outstanding during the past three years were as follows:

	Shares	Option Price Per Share
Balance, December 31, 1998	94,745	$13.45 – $42.41
Exercised During 1999	(2,668)	13.45
Forfeited During 1999	(4,520)	13.45 – 42.41
Balance, December 31, 1999	87,557	$13.45 – $42.41
Granted During 2000	1,909	39.83
Exercised During 2000	(2,217)	13.45
Balance, December 31, 2000	87,249	$13.45 – $39.39
Granted During 2001	16,039	37.95
Exercised During 2001	(772)	13.45
Balance, December 31, 2001	102,516	$13.45 – $42.41

At December 31, 2001, the number of options exercisable was 73,481 and the weighted-average price of those options was $20.57. At December 31, 2000, the number of options exercisable was 68,143 and the weighted-average price of those options was $18.55.

At December 31, 2001, there were 27,807 additional shares available for grant under the Plans. The per share weighted-average fair value of stock options granted during 2001, 2000 and 1999 was $8.85, $9.43, and $10.14 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2001—expected dividend yield of 1.70%, expected volatility of 20%, risk-free interest rate of 4.77%, and an expected life of 5 years; 2000—expected dividend yield of 1.40%, expected volatility of 21%, risk-free interest rate of 5.97%, and an expected life of 5 years; 1999—expected dividend yield of 0.96%, expected volatility of 17%, risk-free interest rate of 4.88%, and an expected life of 5 years.

The Corporation applies APB Opinion No. 25 in accounting for its Plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Corporation determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(In thousands except per share data)	**2001**	2000	1999
Net Income:			
As Reported	**$8,924**	$7,708	$7,189
Pro Forma	**$8,630**	$7,421	$6,991
Earnings Per Share:			
As Reported			
Basic	**$2.68**	$2.32	$2.17
Diluted	**$2.64**	$2.27	$2.11
Pro Forma			
Basic	**$2.59**	$2.24	$2.11
Diluted	**$2.55**	$2.18	$2.05

13. COMMITMENTS

The Corporation, in the ordinary course of business, is a party to litigation arising from the conduct of its business. Management does not consider that its actions depart from routine legal proceedings and such actions will not affect its financial position or results of its operations in any material manner. There are various outstanding commitments and contingencies, such as guarantees and credit extensions, including loan commitments of $78.0 million and $66.0 million and letters of credit of $2.5 million and $4.0 million at December 31, 2001 and 2000, respectively, which are not included in the accompanying consolidated financial statements.

For commitments to originate loans, the Corporation's maximum exposure to credit risk is represented by the contractual amount of those instruments. Those commitments represent ultimate exposure to credit risk only to the extent that they are subsequently drawn upon by customers. The Corporation uses the same credit policies and underwriting standards in making loan commitments as it does for on-balance-sheet instruments. For loan commitments, the Corporation would generally be exposed to interest rate risk from the time a commitment is issued with a defined contractual interest rate.

At December 31, 2001, the Corporation was obligated under non-cancelable operating leases for certain premises. Rental expense aggregated $869 thousand, $718 thousand and $805 thousand for the years ended December 31, 2001, 2000 and 1999, respectively, which is included in premises and equipment expense in the consolidated statements of income.

The minimum annual lease payments under the terms of the lease agreements, as of December 31, 2001, were as follows:

(In thousands)	
2002	$ 1,124
2003	1,136
2004	931
2005	899
2006	1,010
Thereafter	8,235
Total	$13,335

14. *REGULATORY CAPITAL*

The Corporation and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation's and the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Corporation and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Corporation and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Corporation's or the Bank's category.

The Corporation's actual capital amounts and ratios are presented in the table.

(In thousands)	Actual		To Be Well Capitalized Under Prompt Corrective Action Provisions		For Capital Adequacy Purposes	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (To Risk-Weighted Assets)	**$65,890**	**20.0%**	**$32,970**	**10.0%**	**$26,376**	**8.0%**
Tier I Capital (To Risk-Weighted Assets)	**61,867**	**18.8**	**19,782**	**6.0**	**13,188**	**4.0**
Tier I Capital (To Average Assets)	**61,867**	**9.8**	**31,442**	**5.0**	**18,865**	**3.0**
As of December 31, 2000:						
Total Capital (To Risk-Weighted Assets)	$58,328	22.1%	$26,394	10.0%	$21,115	8.0%
Tier I Capital (To Risk-Weighted Assets)	54,893	20.8	15,836	6.0	10,557	4.0
Tier I Capital (To Average Assets)	54,893	10.5	26,158	5.0	15,695	3.0

15. CONDENSED FINANCIAL STATEMENTS OF PEAPACK-GLADSTONE FINANCIAL CORPORATION (PARENT COMPANY ONLY):

The following information of the parent company only financial statements as of and for the years ended December 31, 2001 and 2000 should be read in conjunction with the notes to the consolidated financial statements.

STATEMENTS OF CONDITION

(In thousands)	December 31, 2001	2000
ASSETS:		
Cash	**$ 53**	$ 1,577
Securities Available for Sale	**7,574**	3,719
Investment in Subsidiary	**55,952**	50,024
Other Assets	**80**	228
Total Assets	**$63,659**	$55,548
LIABILITIES:		
Other Liabilities	**$ 574**	$ 392
Total Liabilities	**574**	392
STOCKHOLDERS' EQUITY:		
Common Stock	**5,608**	5,064
Surplus	**37,838**	25,104
Treasury Stock	**(1,588)**	(956)
Retained Earnings	**20,572**	26,420
Accumulated Other Comprehensive Income/(Loss), Net of Income Tax	**655**	(476)
TOTAL STOCKHOLDERS' EQUITY	**63,085**	55,156
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$63,659**	$55,548

STATEMENTS OF INCOME

(In thousands)	Years Ended December 31, 2001	2000	1999
INCOME:			
Dividend from Bank	**$4,000**	$4,000	$3,000
Other Income	**300**	212	99
Total Income	**4,300**	4,212	3,099
EXPENSES:			
Other Expenses	**280**	389	216
Total Expenses	**280**	389	216
INCOME BEFORE INCOME TAX BENEFIT/ EXPENSE AND EQUITY IN UNDISTRIBUTED EARNINGS OF BANK	**4,020**	3,823	2,883
Income Tax (Benefit)/Expense	**(8)**	15	(39)
NET INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF BANK	**4,028**	3,808	2,922
Equity in Undistributed Earnings of Bank	**4,896**	3,900	4,267
NET INCOME	**$8,924**	$7,708	$7,189

STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended December 31, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$8,924	$7,708	$7,189
Less Equity in Undistributed Earnings	(4,896)	(3,900)	(4,267)
Amortization and Accretion on Securities	(5)	(5)	(4)
Increase/(Decrease) in Other Assets	148	(4)	15
Increase in Other Liabilities	116	32	150
Net Cash Provided by Operating Activities	4,287	3,831	3,083
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from Sales of Securities Available for Sale	3,576	1,001	—
Purchase of Securities Available for Sale	(7,261)	(2,116)	(1,583)
Net Cash Used in Investing Activities	(3,685)	(1,115)	(1,583)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends Paid	(1,846)	(1,592)	(1,292)
Exercise of Stock Options	352	288	(35)
Treasury Stock Transactions	(632)	(301)	(136)
Net Cash Used in Financing Activities	(2,126)	(1,605)	(1,463)
Net Increase in Cash and Cash Equivalents	(1,524)	1,111	37
Cash and Cash Equivalents at Beginning of Period	1,577	466	429
Cash and Cash Equivalents at End of Period	$ 53	$1,577	$ 466

COMMON STOCK PRICES (Unaudited)

The following table shows the 2001 and 2000 range of prices paid on known trades of Peapack-Gladstone Financial Corporation common stock.

2001	**HIGH**	**LOW**	**DIVIDEND PER SHARE**
1st QUARTER	**$42.27**	**$35.45**	**$0.14**
2nd QUARTER	**36.36**	**32.27**	**0.14**
3rd QUARTER	**38.60**	**33.68**	**0.15**
4th QUARTER	**39.25**	**36.50**	**0.15**

2000	HIGH	LOW	DIVIDEND PER SHARE
1st QUARTER	$38.95	$35.38	$0.13
2nd QUARTER	33.33	32.46	0.13
3rd QUARTER	33.55	33.33	0.14
4th QUARTER	39.04	33.55	0.14

OFFICERS

GLADSTONE LOAN AND ADMINISTRATION BUILDING

T. LEONARD HILL	Chairman Emeritus*
FRANK A. KISSEL	Chairman of the Board & CEO*
ROBERT M. ROGERS	President & COO*
ARTHUR F. BIRMINGHAM	Executive Vice President & CFO*
GARRETT P. BROMLEY	Senior Vice President & Chief Credit Officer
PAUL W. BELL	Senior Vice President & Security Officer
HUBERT P. CLARKE	Senior Vice President Information Systems
BARBARA A. GRECO	Senior Vice President & Personnel Officer
TODD T. BRUNGARD	Vice President
ROBERT A. BUCKLEY	Vice President
KAREN M. CHIARELLO	Vice President & Auditor
KAREN M. FERRARO	Vice President
MICHAEL J. GIACOBELLO	Vice President
JEREMY H. GREENMAN	Vice President
V. SHERRI LICATA	Vice President & Operations Officer
TERESA A. PETERS	Vice President
ROBERT G. PFUNDSTEIN	Vice President
MARY M. RUSSELL	Vice President & Assistant Comptroller
JOHN A. SCERBO	Vice President
PATRICIA J. SCHWARTZ	Vice President
JAMES S. STADTMUELLER	Vice President
EILEEN C. WOLFE	Vice President
SANDRA BORNGESSER	Assistant Vice President
MARIA FORNARO	Assistant Vice President
JOHN G. HARITON	Assistant Vice President & Corporate Trainer
KAREN R. HORVATH	Assistant Vice President & Assistant Comptroller
VALERIE L. KODAN	Assistant Vice President
MARY ANNE MALONEY	Assistant Vice President
KATHRYN M. NEIGH	Assistant Vice President
PAULA A. PHILHOWER	Assistant Vice President
CHRISTOPHER P. POCQUAT	Assistant Vice President
DIANE M. RIDOLFI	Assistant Vice President
S. SHAY SCHOENBAUM	Assistant Vice President & Marketing Officer
PATRICIA A. STUMP	Assistant Vice President
EDWARD J. SWEENEY	Assistant Vice President
FRANK C. WALDRON	Assistant Vice President
SHERRI L. AMATO	Assistant Cashier
MARJORIE A. DZWONCZYK	Assistant Cashier & CRA and Compliance Officer
DAVID L. PETRY	Assistant Cashier
KRISTIN A. ROMEO	Assistant Cashier
SCOTT T. SEARLE	Assistant Cashier

PGB TRUST AND INVESTMENTS GLADSTONE	CRAIG C. SPENGEMAN	President & Chief Investment Officer*
	BRYANT K. ALFORD	First Vice President & Senior Trust Officer
	JOHN M. BONK	First Vice President & Director of Business Development
	JOHN C. KAUTZ	First Vice President & Senior Investment Officer
	RICHARD K. DONNELLY	Vice President & Trust Officer
	ROBERT M. FIGURELLI	Vice President & Trust Officer
	ROY C. MILLER	Vice President & Trust Officer
	KATHERINE S. QUAY	Vice President & Trust Officer
	SUSAN K. SHEEHAN	Vice President & Trust Officer
	ANNE M. SMITH	Vice President & Trust Officer
	KURT G. TALKE	Vice President & Trust Officer
	LAWRENCE J. VERNY	Vice President & Trust Officer
	JENNIFER DAVIS	Assistant Vice President & Trust Officer
	EDWARD P. NICOLICCHIA	Trust Officer
	CATHERINE A. MCCATHARN	Assistant Trust Officer & Secretary *
	PATRICIA K. SAWKA	Assistant Trust Officer
BERNARDSVILLE	CHARLES A. STUDDIFORD III	Vice President
	CAROL E. RITZER	Assistant Cashier
CALIFON	LAURINE J. HAMILTON	Assistant Vice President
CHATHAM MAIN STREET	VALERIE A. OLPP	Assistant Vice President
	TONYA M. FLOWERS	Assistant Cashier
	MARY M. FOLEY	Assistant Cashier
CHESTER	DONNA M. WHRITENOUR	Assistant Vice President
CLINTON	CAROLYN I. SEPKOWSKI	Assistant Vice President
FAR HILLS	LINDA ZIROPOULOS	Assistant Cashier
FELLOWSHIP	JANET E. BATTAGLIA	Assistant Cashier
GLADSTONE	THOMAS N. KASPER	Vice President
	CAROL L. BEHLER	Assistant Cashier
HILLSBOROUGH	AMY E. GLASER	Assistant Vice President
LONG VALLEY	KATHERINE M. KREMINS	Vice President
	JAMES A. CICCONE	Assistant Cashier
MENDHAM	LINDA E. BURNS	Assistant Vice President
	J. ANTHONY KATTERMANN	Assistant Cashier
NEW VERNON	DONNA I. GISONE	Vice President
PLUCKEMIN	LEEANN HUNT	Vice President
	TERESA M. LAWLER	Assistant Cashier
POTTERSVILLE	PHYLLIS E. HERZOG	Assistant Cashier
CHATHAM SHUNPIKE	DONNA I. GISONE	Vice President

* Denotes a Holding Company Officer

DIRECTORS

OFFICES

LOAN & ADMINISTRATION BUILDING
158 Route 206 North
Gladstone, NJ 07934
(908) 234-0700
www.pgbank.com

PGB TRUST & INVESTMENTS
190 Main Street
Gladstone, NJ 07934
(908) 719-4360

GLADSTONE (Main Office)
190 Main Street
Gladstone, NJ 07934
(908) 719-4360

BERNARDSVILLE
36 Morristown Road
Bernardsville, NJ 07924
(908) 766-1711

CALIFON
438 Route 513
Califon, NJ 07830
(908) 832-5131

CHESTER
350 Main Street
Chester, NJ 07930
(908) 879-8115

FAR HILLS
26 Dumont Road
Far Hills, NJ 07931
(908) 781-1018

FELLOWSHIP VILLAGE
8000 Fellowship Road
Basking Ridge, NJ 07920
(908) 719-4332

LONG VALLEY
59 East Mill Road (Route 24)
Long Valley, NJ 07853
(908) 876-3300

MENDHAM
17 East Main Street
Mendham, NJ 07945
(973) 543-6499

PLUCKEMIN
468 Route 206 North
Bedminster, NJ 07921
(908) 658-4500

POTTERSVILLE
11 Pottersville Road
Pottersville, NJ 07979
(908) 439-2265

NEW VERNON
Village Road
New Vernon, NJ 07976
(973) 540-0444

CHATHAM MAIN STREET
311 Main Street
Chatham, NJ 07928
(973) 635-8500

CHATHAM SHUNPIKE
650 Shunpike Road
Chatham Township, NJ 07928
(973) 377-0081

HILLSBOROUGH
417 Route 206 North
Hillsborough, NJ 08844
(908) 281-1031

CLINTON
189 Center Street
Clinton, NJ 08809
(908) 238-1935

SHAREHOLDER INFORMATION

Corporate Address

158 Route 206, North
Gladstone, New Jersey
07934
(908) 234-0700
www.pgbank.com

Stock Listing

Peapack-Gladstone Financial Corporation common stock is traded on the American Stock Exchange under the symbol PGC and reported in the Wall Street Journal and most major newspapers.

Independent Auditors

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Annual Meeting

The annual meeting of shareholders of Peapack-Gladstone Financial Corporation will be held on April 23, 2002 at 2:00 p.m.

Transfer Agent

First City Transfer Company
PO Box 170
Iselin, New Jersey 08830

Shareholder Relations

Arthur F. Birmingham
Executive Vice President and Chief Financial Officer
(908) 719-4308
birmingham@pgbank.com



PHONE 1-908-234-0700
www.pgbk.com

PEAPACK-GLADSTONE BANK

Member Federal Reserve System

Federal Deposit Insurance Corporation